Exhibit 99.1

Clearmind Medicine Announces Collaboration with CTS Ltd., a Leading Pharmaceutical and Consumer Products Company

Tel Aviv, Israel / Vancouver, Canada, Aug. 14, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “Company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that the Company and CTS Ltd. (“CTS”) have agreed to collaborate on product development.

CTS is a leading pharmaceutical and consumer products company in Israel. Founded in 1921, CTS focuses on solutions that have clinically proven efficacy and safety, supporting the health of people. In addition, CTS imports, registers, markets, and distributes healthcare products of leading global pharmaceutical companies across Israel.

As part of the collaboration, Clearmind Medicine will have access to the CTS’ state-of-the-art facilities, allowing it to expand its research and development capabilities. Furthermore, the collaboration provides Clearmind access to CTS’ global networks and industry connections, the ability to leverage CTS’ expertise in manufacturing and marketing, as well as benefit from CTS’ vast industry experience and guidance, ensuring that the Company’s treatments meet the highest standards of quality, safety, and efficacy.

“We are honored to collaborate with such a prominent pharmaceutical company. CTS’ support and expertise will be invaluable as we advance our research and development efforts in psychedelic-based therapeutics. This significant milestone recognizes Clearmind Medicine’s innovative approach as well as highlights the growing interest in the field of psychedelic-based therapies within the pharmaceutical industry. Together, we have the opportunity to revolutionize mental health treatments and provide much-needed relief to individuals suffering from a range of mental health conditions,” said Clearmind’s Chief Executive Officer, Dr. Adi Zuloff-Shani.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of fourteen patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses potential future collaboration with CTS. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.